Contact

www.linkedin.com/in/chris-lennert
(LinkedIn)

Top Skills

Team Leadership
Negotiation
Account Management

Chris Lennert

Chief Operating Officer
Longmont, Colorado, United States

Summary

Action-oriented, highly motivated senior executive with proven ability in leading teams and growing brands. Skilled at identifying the right opportunities within situations. Leads with humility, asks good questions, and fosters open communication. Whatever it takes.

Experience

Left Hand Brewing Company

19 years

Chief Operating Officer
April 2015 - Present (9 years 5 months)

> Oversee strategic planning and day-to-day execution with a team of 7 direct reports guiding 85 FTEs with a $20M Annual Operating Budget across all departments (Accounting/Admin/IT, People & Benefits, Brewing/Cellar, Logistics, Engineering/Project Management, Maintenance, Marketing, Packaging, Sales, Supply Chain, and 3 hospitality locations).
> Restructured the organization after 10 years of double digit growth ->created a transparent, #oneteam culture empowering the staff to defend the company against a rapidly changing, competitive landscape.
> Design/implementation of organizational efficiency and Continuous Improvement tools that manage expectations, maintain accountability, and increase communication: 59 unique job descriptions, 8 departmental Certification Training Plans (including over 500 SOPs), manager trainings, Grain-to-Glass new employee onboarding, monthly Department Manager meetings, and the creation of the ALE Center (Accountability + Leadership + Effectiveness).
> Instrumental in key initiatives for additional revenue streams -> the company's first volumetric canning line (today representing over 30% of volume), contract brewing, distributor assignment buy-out clauses, and a satellite locations.
> Acting as the International Sales Manager, working and traveling with importers in 12 different countries throughout Europe and Asia.

VP of Operations

January 2006 - March 2015 (9 years 3 months)

> Successfully developed/mentored several departments (Sales, Marketing, Tasting Room, Shipping/Receiving, IT, Accounting/Admin/Human Resources) ->grew overall staff by 20 with a manager retention rate of over 90%.
> Assembled/led regional sales teams ->8 straight years of above industry average growth, with CAGRs of 25% on gross revenue and 23% on volume.
> Instrumental in the successful re-branding of the brewery's image from venerable to vogue, collaborating on creative assets with an outside agency.
> Designed/implemented distributor partner Annual Business Plans, sales force reporting tools, and annual sales meetings ->created a competitive advantage in the marketplace.
> Developed/implemented several key processes to the organization, including annual performance reviews, hiring & firing procedures, personality testing, annual IT plans, employee education programs, manager budgetary reporting/forecasting mechanisms, and Mission/Vision/Core Value employee surveys.

Director of Sales & Marketing

September 2005 - December 2006 (1 year 4 months)

> Traveled extensively, building relationships with existing distributor partners and accounts, as well as opening new markets -> 31% increase in gross revenue and 29.6% increase in barrel volume.
> Successfully led a transition from Indian Peaks Distribution Company to C.R. Goodman Companies.
> Hired, managed, and guided the Colorado sales force.
> Designed/implemented comprehensive marketing and point-of-sale programs for distributors and accounts.
> Directed an outside team of web developers to design brewery's new consumer and distributor websites.
> Employee of the Year 2006.

Present CBD-infused Sparkling Water

General Manager

April 2019 - Present (5 years 5 months)

Longmont, Colorado, United States

> A start-up joint venture in a start-up industry between Left Hand Brewing Company and One Farm by WAAYB.

> Created a company within a company, overseeing all aspects of start-up: product development, P&L creation, costing/pricing, branding development, and staffing.

> Navigated the myriad of ever changing regulations, compliance, and testing concerns within a nascent industry.

> Within 18 months, successfully opened 5 markets: Colorado, Ohio, Pennsylvania, Oregon, and Montana.

GoLite

Vice President / North American Sales Director

February 2001 - August 2005 (4 years 7 months)

The brand that started the lightweight revolution in the outdoor industry.

Vice President, January 2004 – August 2005

> Instrumental in the overall strategy and direction of the brand ->overseeing a 4-year growth rate of 127% from 2001 through 2004.

> Restructured critical operational elements within the international distributorship model -> realizing double digit sales increases, as well as adding key strategic partners in major global markets.

> Worked extensively with internal & external marketing teams on all phases of the brand marketing strategy.

> Collaborated closely with the Design & Development department on product initiatives within the outdoor, run, cycle, and military distribution channels.

North American Sales Director, February 2001 – December 2003

> Designed/implemented programs and operational processes that shifted the company's sales from 90% direct to 90% B2B in a period of two years.

> Assembled and trained a high quality independent sales force -> increased retailer base from 50 to over 600.

> Developed and implemented several key processes to the organization, including sales forecasting, bi-annual sales meetings, competitive analysis and pricing models -> led to more fiscal responsibility and competitiveness in the marketplace.

> Conceived/implemented sales and marketing strategies to the U.S. military, primarily Special Forces.

> Guided and mentored the Customer Service department.

Kelty Pack

Brand Manager, Kelty K.I.D.S.

1998 - 2001 (3 years)

One of the pioneering brands that gave birth to the outdoor industry.
> Instrumental in the overall direction of the brand ->led to the domination of the child carrier market with close to 90% market share.
> Designed/implemented sales programs, developed strategies and optimized sales through the management of an independent national sales force -> double digit increases in sales in 1999 and 2000.
> Developed/directed a contracted team of designers to design a new product initiative, a line of jogging strollers, that quickly became one of the company's, and the industry's, best-selling products.
> Awarded United States Patent # 6,318,608 (Co-Inventor) – Five-point harness system
> Spearheaded the creation of two separate brands, Kelty K-9 and C.U.B.B.S., creating additional sales channels for the company.

BI-LO, LLC

Category Merchandiser

1997 - 1998 (1 year)

U.S. subsidiary of Royal Ahold (5,050 grocery locations worldwide.
> Supported the development/implementation of category business plans within assigned categories.
> Accountable for targeted objectives for sales, market share, profitability, inventory turns, and service levels for 265 stores, overseeing $225 million in sales, with a 24.8% market share.
> Double digit percentage increases in both sales and profit dollars in 1997 and 1998.

BRU/BSST

Senior Buyer/Special Projects/New Store Leader/Store Manager

1994 - 1997 (3 years)

The "category-killer" in juvenile products with 75 stores and 20% market share before acquisition by Toys"R"Us.

Senior Buyer, January 1996 – March 1997
> Responsible for management of 40 categories, accounting for over ½ of the company's annual sales ($250M).
> Involved in all phases of the purchasing process, including product assortment decisions; price, product and rebate negotiations; product replenishment; category forecasting; inventory control; store planograms; store communications; and in-store vendor-based training.

Special Projects, September 1995 – December 1995

New Store Team Training Leader, December 1994 – August 1995 (1995 Leader of the Year)

Store Manager, Houston, TX, August 1994 – August 1995 (#1 store in the company)

Education

College of Charleston

BS, Business Administration/Marketing · (1990 - 1994)